Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Twelve Months Ended
	Sep 30, 2013	December 31,
		2012	2011	2010	2009	2008
1. Fixed charges:
A) Interest expense	$61,620	$67,148	$68,183	$75,481	$81,861	$90,403
B) Amortization	2,003	2,001	2,137	2,620	2,097	2,880
C) Interest portion of rentals	11,033	10,605	8,943	6,455	6,644	7,802

Total fixed charges	$74,656	$79,754	$79,263	$84,556	$90,602	$101,085

2. Earnings (as defined):
D) Pretax income from continuing operations	$234,216	$207,915	$175,066	$158,378	$132,035	$101,808
Fixed Charges (1. above)	74,656	79,754	79,263	84,556	90,602	101,085

Total earnings as defined	$308,872	$287,669	$254,329	$242,934	$222,637	$202,893

	4.14	3.61	3.21	2.87	2.46	2.01